UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X..... Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 30 April 2012

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (02 April 2012)	Announcement Mr Schwartz, a PDMR, informs the Company of his beneficial interests. (20 April 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (04 April 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (23 April 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (05 April 2012)

Announcement

Company notified of transactions in respect of the US Employee Stock Purchase Plan and Ms Mahlan and Persons Discharging Managerial Responsibility (“PDMRs”) inform the Company of their interests therein.

(23 April 2012)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and Persons Discharging Managerial Responsibility (“PDMRs”) inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 April 2012)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (25 April 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (11 April 2012)	Announcement Company announces completion of Mandatory Tender Offer for the outstanding shares in Chinese White Spirits Company Sichuan Shuijingfang. (25 April 2012
Announcement Dr Humer informs the Company of his beneficial interests. (13 April 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (27 April 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (13 April 2012)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (30 April 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (18 April 2012)	Announcement Company announces total voting rights. (30 April 2012)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (20 April 2012)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 4 May 2012	By:	/s/ J Nicholls
	Name:	J Nicholls
	Title:	Deputy Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:06 02-Apr-2012
Number	21406-CFBC

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 26,537 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 248,339,360 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,772,065.

John Nicholls

Deputy Company Secretary

2 April 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:18 04-Apr-2012
Number	21517-5FC3

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 122,258 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 248,217,102 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,894,323.

John Nicholls

Deputy Company Secretary

4 April 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:52 05-Apr-2012
Number	21350-047A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 24,452 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 248,192,650 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,918,775.

John Nicholls

Deputy Company Secretary

5 April 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:30 10-Apr-2012
Number	21530-A640

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 April 2012 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely: (i) the following directors of the Company were allocated Ordinary Shares on 10 April 2012 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	12

PS Walsh	12

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 April 2012 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	12

D Gosnell	12

J Grover	12

A Morgan	12

G Williams	12

I Wright	12

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £15.17.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 April 2012 from Dr FB Humer, a director of the Company, that he had purchased 546 Ordinary Shares on 10 April 2012 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £15.17.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	39,111

D Mahlan	94,728 (of which 94,407 are held as ADS)

PS Walsh	651,555

Name of PDMR	Number of Ordinary Shares

N Blazquez	55,799

D Gosnell	81,466

J Grover	154,915

A Morgan	150,803

G Williams	173,864 (of which 6,375 are held as ADS)

I Wright	37,365

J Nicholls

Deputy Company Secretary

10 April 2012

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:37 11-Apr-2012
Number	21436-A51E

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 40,113 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 248,152,537 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,958,888.

John Nicholls

Deputy Company Secretary

11 April 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:18 13-Apr-2012
Number	21018-EBF2

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The following notification was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 12 April 2012 that Dr FB Humer, a director of the Company, as participant in the Diageo Dividend Reinvestment Plan had received 373 ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") in lieu of the interim dividend paid on 10 April 2012.

The Ordinary Shares were purchased on 10 April 2012 (with a settlement date of 13 April 2012) at an average price of £15.27.

As a result of the above transaction Dr FB Humer's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's employee benefit trusts) has increased to 39,484.

J Nicholls

Deputy Company Secretary

13 April 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:49 13-Apr-2012
Number	21247-8BBE

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 14,603 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 248,137,934 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,973,491.

John Nicholls

Deputy Company Secretary

13 April 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:28 18-Apr-2012
Number	21528-3F85

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 68,123 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 248,069,811 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,043,314.

John Nicholls

Deputy Company Secretary

18 April 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:11 20-Apr-2012
Number	21510-ADD5

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 190,753 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 247,879,058 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,234,067.

John Nicholls

Deputy Company Secretary

20 April 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:35 20-Apr-2012
Number	21535-1A0E

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 19 April 2012 that Larry Schwartz, a person discharging managerial responsibility ("PDMR"), exercised an option, on 19 April 2012, over 13,450 American Depository Shares ("ADS")* granted under the Company's Senior Executive Share Option Plan ("SESOP"). The options were granted on 20 September 2005 at an exercise price of $59.40 per ADS.

Mr Schwartz subsequently sold 11,200 ADS on 19 April 2012, at an average price per ADS of $101.99. He retains the balance of 2,250 ADS.

As a result of these transactions, the interests of Mr Schwartz in the Company's ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiary of the Company's Employee Benefit Trusts) has increased to 11,694 ADS.

J Nicholls

Deputy Company Secretary

20 April 2012

*1 ADS is the equivalent of 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	Trading Statement
Released	13:46 23-Apr-2012
Number	21346-F8DF

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 36,438 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 247,842,620 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,270,505.

John Nicholls

Deputy Company Secretary

23 April 2012

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:39 23-Apr-2012
Number	21538-62C9

TO: Regulatory Information Service

PR Newswire

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 20 April 2012 that the following Director and Persons Discharging Managerial Responsibilities ("PDMR"), as participants in the dividend reinvestment programme connected with the Company's US Employee Stock Purchase Plan (also known as the US Sharevalue Plan), received American Depository Shares ("ADS*") in lieu of the Company's interim dividend paid on 10 April 2012, as follows:

Name of Director	Number of ADSs

D Mahlan	32

Name of PDMR	Number of ADSs

G Ghostine	13

I Menezes	58

R Millian	27

T Proctor	4

L Schwartz	40

G Williams	12

The ADSs were purchased on 13 April 2012 at a price of $98.20 per ADS.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

D Mahlan	94,855 (of which 94,533 held as ADS)

Name of PDMR	Number of Ordinary Shares

G Ghostine	65,370 (of which 33,126 held as ADS)

I Menezes	439,262 (of which 346,265 held as ADS)

G Williams	173,913 (of which 6,424 held as ADS)

R Millian	Number of ADS

T Proctor	11,129

29,662

L Schwartz	11,734

*1 ADS is the equivalent of 4 Ordinary Shares.

J Nicholls

Deputy Company Secretary

23 April 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:50 25-Apr-2012
Number	21450-76C4

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 108,763 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 247,733,857 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,379,268.

John Nicholls

Deputy Company Secretary

25 April 2012

Company	Diageo PLC
TIDM	DGE
Headline	Completion of MTO in ShuiJingFang
Released	15:27 25-Apr-2012
Number	0230C15

RNS Number : 0230C

Diageo PLC

25 April 2012

25th April 2012

Diageo announces completion of Mandatory Tender Offer for the outstanding shares in Chinese White Spirits Company Sichuan Shuijingfang

Further to the announcement made on 20th March, Diageo has completed the mandatory tender offer ("MTO") for the outstanding shares of Sichuan Shuijingfang Co., Ltd. ("ShuiJingFang") and there was a nominal take up of 3,154 shares (0.001% of the total 60.3% shares in issue not held by Quanxing).

The MTO was required by Chinese takeover regulations following the approval of Diageo taking control of Sichuan Chengdu Quanxing Group Company Ltd. ("Quanxing") from Chengdu Yingsheng Investment Holding Co., Ltd ("Yingsheng").

The MTO offer price was RMB21.45 per share and the offer period expired on 24th April.

Gilbert Ghostine, President of Diageo Asia Pacific commented: "This marks the end of a journey that started over two years ago when our partners agreed that we could move to take control of Quanxing and increase our participation in ShuiJingFang. It represents a milestone in the development of our ambition to play a significant role in Chinese white spirits, the most valuable beverage alcohol category in China. We could not have come this far without the support of the Chinese Government and the continued strong support of our Chinese partners".

ENDS

Notes to editors:

ShuiJingFang is one of the largest super premium Chinese white spirits brand by volume in China.  The company is listed on the Shanghai Stock Exchange (600779).

Diageo made its first 43% investment in Quanxing in February 2007 and increased its shareholding to 49% in July 2008. Following an Indicative Announcement on 1st March 2010, it then increased its shareholding to 53% in July 2011. Quanxing itself holds a 39.7% stake and is the largest shareholder in ShuiJingFang. Since 2007, Diageo has been distributing the ShuiJingFang portfolio across South East Asia, Korea, Australia and in the USA.

The MTO price was the regulatory minimum price set at the arithmetic average of the volume weighted average price for each of the 30 trading days prior to the Indicative Announcement made on 1st March 2010.

Notice to US SJF shareholders:

The MTO was for the securities of a company organised under the laws of the PRC and was subject to the procedure and disclosure requirements of the laws and regulations of the PRC and the rules of the Shanghai Stock Exchange, which are different from those of the United States.  The MTO was made in the United States pursuant to Section 14(e) of, and Regulation 14E under, the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), subject to the exemptions provided by Rule 14d-1(c) under the Exchange Act and otherwise in accordance with the requirements of the laws and regulations of the PRC and the rules of the Shanghai Stock Exchange.  Accordingly, the MTO was subject to disclosure and other procedural requirements, including with respect to withdrawal rights, the offer timetable, settlement procedures and timing of payments, that are different from those applicable under US domestic tender offer procedures and laws.  The MTO report and all other materials related to the MTO have been prepared for the purposes of complying with the applicable laws and regulations of the PRC and the rules of the Shanghai Stock Exchange and the information disclosed may not be the same as that which would have been disclosed if such materials had been prepared in accordance with the laws and regulations of any jurisdiction outside of the PRC.

About Diageo:

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wines and beer categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people and its brands, visit www.diageo.com. For Diageo's global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit www.DRINKiQ.com.

Celebrating life, every day, everywhere.

Investor enquiries:

Sarah Paul                                +44 (0)20 8978 4326

Agnes Bota                               +36 1 580 1022

Angela Ryker Gallagher              +44 (0)20 8978 4911

Investor.relations@diageo.com

Media enquiries:

Kirsty King                                +44 (0)20 8978 6855

Rowan Pearman                        +44 (0)20 8978 4751

Media.comms@diageo.com

This information is provided by RNS

The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:56 27-Apr-2012
Number	21556-C592

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 34,051 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 247,699,806 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,413,319.

John Nicholls

Deputy Company Secretary

27 April 2012

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:02 30-Apr-2012
Number	21301-F0B4

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 16,578 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,056.32 pence per share.

Following this release, the Company holds 247,683,228 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,429,897.

John Nicholls

Deputy Company Secretary

30 April 2012

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	13:07 30-Apr-2012
Number	21307-456B

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,113,125 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 247,683,228 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,506,429,897 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

30 April 2012